IVY DISTRIBUTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Distributors, Inc. (the Company, IDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. IDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds and Ivy Variable Insurance Portfolios (Ivy VIP) (collectively, the Funds) allowing the Company the exclusive right to sell redeemable shares of the Funds on a continuous basis. In 2016, the Company replaced an affiliate as principal underwriter and distributer for Ivy VIP. The Company does not engage in the retail offering of the Funds, but enters into selling agreements authorizing third parties to offer the Funds. In addition, the Company receives Rule 12b-1 service and distribution fees from the Funds for purposes of advertising and marketing the shares of such Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are substantially structured in ways to conform to industry standards *(i.e.*, front-end load, back-end load, level-load, and institutional).

The Company has an intercompany service fee agreement authorizing the sale of Ivy Global Investors sub-funds (the "IGI Funds"). The IGI Funds are regulated by Luxembourg's Commission de Surveillance du Secteur Financier as an undertaking for collective investment in transferable securities or UCITS. Under an intercompany service fee agreement the Company receives compensation from IICO for distribution and other services.

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which results in an excess of underwriting and distribution costs over the associated revenue from such activities. The Company has a parental support agreement to continue to receive capital contributions in the future to maintain adequate capital.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. Also, refer to the "Pension Plan" section below regarding a change in accounting. The Company has evaluated subsequent events through February 23, 2018, the date that these financial statements were issued and determined there are no other items to disclose.

Effective January 1, 2017, the Company adopted Accounting Standards Update ("ASU") 2016-09, *"Improvements to Employee Share-Based Payment Accounting."* This ASU requires excess tax benefits and tax shortfalls be recognized as income tax benefit or expense in the income statement on a prospective basis. Additionally, excess tax benefits or shortfalls recognized on share-based compensation are classified as an operating activity in the statement of cash flows. This ASU allows entities to withhold shares issued during the settlement of a stock award or option, as means of meeting minimum tax withholding due by the employee, in an amount up to the employees' maximum individual tax rate in the relevant jurisdiction without resulting in a liability classification of the award (versus an equity classification). The value of the withheld shares is then remitted by the Company in cash to the taxing authorities on the employees' behalf. The Company's historical policy to withhold shares equivalent to the minimum individual tax rate is consistent with the thresholds meeting the classification of an equity award. This ASU requires that all cash payments made to taxing authorities on the employees' behalf for withheld shares be presented as financing activities on the statement of cash flows. This ASU also allows for the option to account for forfeitures as they occur when determining the amount of share-based compensation expense to be recognized, rather than estimating expected forfeitures over the course of a vesting period. The Company elected to account for forfeitures as they occur. The net cumulative effect to the Company from the adoption of this ASU was an increase to retained earnings of $523 thousand and a decrease to the non-current deferred tax asset of $309 thousand as of January 1, 2017.

Pension Plan

During 2017, the Company retrospectively changed its method of accounting for net periodic pension cost. Historically, net actuarial gains or losses in excess of 10% of the greater of the market-related value of plan assets or the plan's projected benefit obligation (the corridor) were amortized into operating expenses over the remaining working life of active plan participants. Unrecognized actuarial gains or losses were reflected as a component of stockholders' equity in our consolidated balance sheets. Under the Company's new method of accounting, the Company elected to immediately recognize all actuarial gains and losses in net periodic pension cost in the year in which the gains and losses occur noting that it is generally preferable to accelerate the recognition of gains and losses into income rather than to delay such recognition. This change is intended to improve the transparency of the Company's underlying financial performance by recognizing the effects of current economic and interest rate trends on assumptions used to measure plan obligations and assets. These gains and losses are generally only measured annually as of December 31. Financial data presented has been adjusted to reflect the effect of this accounting change.

The cumulative effect of the change on the accumulated deficit as of January 1, 2017 was a decrease of $1.0 million, with the corresponding adjustment to accumulated other comprehensive loss. The effects of the change in accounting on our financial statements for the period presented were as follows:

		2017	
		Historical Accounting Method	**As Adjusted**
Statement of Operations Information:			
Underwriting and distribution expenses	$	198,779	197,831
Loss before income tax benefit		(33,160)	(32,212)
Income tax benefit		12,303	11,928
Net loss		(20,857)	(20,284)

		2017	
		Historical Accounting Method	**As Adjusted**
Statement of Comprehensive Loss Information:			
Pension benefits, net of income tax expense (benefit)	$	573	-

		Historical Accounting Method	**As Adjusted**
Statement of Cash Flows Information:			
Net loss	$	(20,857)	(20,284)
Adjustments to reconcile net loss to net cash used in operating activities:			
Deferred income taxes		235	610
Pension plan benefit		98	(850)

(Continued)

		As of December 31, 2017	
		Historical Accounting Method	As Adjusted
Balance Sheet Information:			
Accumulated deficit	$	(360,004)	(360,477)
Accumulated other comprehensive income (loss)		(473)	-

(c) *Use of Estimates*

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents.

(e) *Disclosures about Fair Value of Financial Instruments*

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) *Investment Securities*

Our investment securities are comprised of investments in sponsored funds and other debt securities. Sponsored funds, which include the Funds, are investments we have made to seed new share class offerings. The investments in debt securities are investments made for general corporate investment purposes. Investments are classified as trading and unrealized holding gains and losses are included in earnings. For sponsored funds, realized gains and losses are computed using the average cost method.

(g) *Property and Equipment*

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset (or lease term, if shorter), generally 10 years for furniture and fixtures; one to 10 years for data processing equipment, computer software and

other equipment; and up to 5 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h)   Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification ("ASC") 350. Internal costs capitalized are included in "Property and equipment, net" on the balance sheet and were $762 thousand as of December 31, 2017. Amortization begins when the project is complete and ready for its intended use and continues over the estimated useful life, generally 1 to 5 years.

(i)   Deferred Sales Commissions

We defer certain costs, principally sales commissions and related compensation, which are paid to broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. We recover deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (six years for a Class B share and 12 months for a Class C share). Should we lose our ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets if events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly. Impairment adjustments are recognized in operating income as a component of amortization of deferred sales commissions.

(j)   Revenue Recognition

The Company, as principal underwriter and national distributor of the Funds shares, purchases shares from the Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. For client purchases of Class B shares (back-end load) prior to January 1, 2014, and Class C

shares (level load) we do not charge an initial sales charge. Effective January 1, 2014, the Company suspended sales of Class B shares.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of the Funds' Class R shares, for which the maximum fee is 0.50% and for the Class I and N shares, which do not have a service fee charged. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A, E, and Y shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously.

Through a revenue sharing allocation plan with its affiliates, the Company received 18 basis points in January 2017 and 20 basis points from February 2017 to December 2017 on average daily net assets under management.

(k) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as advertising or events take place. Advertising expense, which is recorded in underwriting and distribution expense and general and administrative expense in the statement of operations, was $9.1 million for the year ended December 31, 2017. In addition advertising and promotion costs eligible as 12b-1 expense was $702 thousand for the year ended December 31, 2017.

(l) *Income Taxes*

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740 "*Income Taxes.*" Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

(2) New Accounting Guidance

New Accounting Guidance Adopted

On January 1, 2017, the Company adopted ASU 2016-09. See Note 1 – Summary of Significant Accounting Policies – Basis of Presentation for a description of the ASU and the financial statement impact of adopting this ASU.

New Accounting Guidance Not Yet Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers,* which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. This ASU will supersede much of the existing revenue recognition guidance in accounting principles generally accepted in the United States and is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; early application is permitted for the first interim period within annual reporting periods beginning after December 15, 2016. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. Upon adoption, the Company will utilize the cumulative effect approach. We have evaluated our population of contracts and did not identify any material changes in our current revenue recognition practices and concluded that the adoption of this ASU will have an immaterial impact on our financial statements. Upon adoption of the amendments in this ASU, the Company will add qualitative and quantitative information to the notes to its financial statements related to contracts with customers, including revenue and impairments recognized, disaggregation of revenue, information about contract balances and performance obligations; significant judgments and changes in judgments about determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations; and assets recognized from the costs to obtain or fulfill a contract.

In January 2016, the FASB issued ASU 2016-01, "*Recognition and Measurement of Financial Assets and Financial Liabilities,*" which provides updated guidance on the recognition, measurement, presentation and disclosure of certain financial assets and financial liabilities. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We have evaluated our financial assets and financial liabilities and concluded that the adoption of this ASU will have an immaterial impact on our financial statements and related disclosures.

In March 2017, FASB issued ASU 2017-07, "*Compensation-Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.*" This ASU changes the income statement presentation of defined benefit plan expense by requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, amortization of prior service cost, curtailments and settlements, etc.). The operating expense component is reported with

similar compensation costs while the non-operating components are reported in a separate line item outside of operating items. In addition, only the service cost component is eligible for capitalization as part of an asset. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. We have concluded that the adoption of this ASU will have no effect on our net income because it only impacts the classification of certain information on the statement of income. The service cost component of net periodic benefit cost was recognized in underwriting and distribution, and compensation and related costs through September 30, 2017. An amendment to freeze our noncontributory retirement plan that covers substantially all employees and certain vested employees of our former parent company (the "Pension Plan") was approved effective September 30, 2017; therefore, after September 30, 2017 we will no longer incur service cost. The other components of net periodic cost will be classified in investment and other income.

In May 2017, FASB issued ASU 2017-09, *"Compensation-Stock Compensation: Scope of Modification Accounting."* This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718, *"Compensation – Stock Compensation."* This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. We have concluded that the adoption of this ASU will have an immaterial impact on our financial statements and related disclosures.

(3)   Investment Securities

Investments at December 31, 2017 are as follows (in thousands):

		Fair value
Trading securities:		
Corporate bonds	$	23,201
Sponsored funds		3,438
U.S. Treasury bills		1,971
Certificates of deposits		999
Total investment securities	$	29,609

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The carrying amounts of certificates of deposits are measured at amortized cost, which approximates fair value due to the short-time between purchase and expected maturity of the investments. Depending on the nature of the inputs, these investments are generally classified as Level 1 or 2 within the fair value hierarchy. U.S. Treasury bills are valued upon quoted market prices for similar assets in active markets, quoted prices for identical or similar assets that are not active and inputs other than quoted prices that are observable or corroborated by observable market data. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2017 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Trading Securities:				
Certificates of deposit	—	999	—	999
Corporate bonds	—	23,201	—	23,201
U.S. Treasury bills	—	1,971	—	1,971
Sponsored funds	3,438	—	—	3,438
Total	$ 3,438	26,171	—	29,609

(Continued)

(4) Property and Equipment

A summary of property and equipment at December 31, 2017 is as follows (in thousands):

		Estimated useful lives
Furniture and fixtures	$ 426	10 years
Equipment and computer software	6,658	1 – 10 years
Leasehold improvements	99	1 – 5 years
Property and equipment, at cost	7,183	
Accumulated depreciation	(3,133)	
Property and equipment, net	$ 4,050	

Depreciation expense for the year ended December 31, 2017 was $864 thousand. At December 31, 2017, we have property and equipment under capital lease with a cost of $18 thousand and accumulated depreciation of $14 thousand.

(5) Income Taxes

The benefit for income taxes for the year ended December 31, 2017 consists of the following (in thousands):

Current:	
Federal	$ (11,480)
State	(1,058)
	(12,538)
Deferred taxes	610
Income tax benefit	$ (11,928)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$ (11,274)
State income tax benefit, net of federal liability	(668)
Non deductible expenses	477
Other	(463)
Income tax benefit	$ (11,928)

(Continued)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2017 are presented as follows (in thousands):

Deferred tax liabilities:		
Unrealized gain on investments	$	(31)
Deferred sales commissions		(154)
Property and equipment		(534)
Federal liability on unrecognized state benefits		(59)
Prepaid expenses		(169)
Total gross deferred tax liabilities		(947)
Deferred tax assets:		
Share based compensation		359
Additional pension liability		117
Accrued expenses		182
State net operating loss carryforwards		3,178
Other		1
		3,837
Valuation allowance		(3,178)
Total gross deferred tax assets		659
Net deferred tax liabilities	$	(288)

As of December 31, 2017, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.2 million at December 31, 2017. The carryforwards, if not utilized, will expire between 2018 and 2037. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.2 million has been established at December 31, 2017.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its ultimate parent, WDR. The Company participates in an intercompany tax sharing arrangement, whereby WDR's consolidated federal and state income tax liabilities are allocated to each subsidiary based on the taxable income or loss generated by each subsidiary. WDR has unrecognized tax benefits that will be settled under the intercompany tax sharing arrangement if WDR experiences an unfavorable outcome due to a future event. As of December 31, 2017, the Company has reduced its non-current liability by $0.3 million ($0.2 million net of federal benefit)

included in other noncurrent liabilities for the reimbursement it would receive from WDR based on settlement of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement for consolidated state tax filings. The Company would be reimbursed by WDR because the Company's tax losses reduce the WDR consolidated state liability, including penalties and interest.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties is to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2017, an audit of the 2014 consolidated federal tax return of WDR, in which the Company was included, was closed and settled with no significant adjustments. Additionally, the Company is currently under audit in a state jurisdiction in which it participated in the filing of a combined tax return with WDR. Settlements of these audits are not anticipated to have a significant impact on reported income or loss. The 2014, 2015, 2016, and 2017 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2013, and in certain states, income tax returns for 2013 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(6) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored non-contributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on employees' years of service and compensation during the final ten years of employment. On July 26, 2017, the Compensation Committee of the Company's Board of Directors approved an amendment to freeze the Pension Plan effective September 30, 2017. After September 30, 2017, participants in the Pension Plan have not accrued additional benefits for future service or compensation. Participants will retain benefits accumulated as of September 30, 2017 in accordance with the terms of the Pension Plan. In accordance with applicable accounting standards, the Pension Plan's assets and liabilities were remeasured as of July 31, 2017, the date participants were notified of the freeze. WDR allocates pension expense or benefit to the Company for the Plan and such benefit for 2017 was $0.6 million.

As of December 31, 2017, the total projected benefit obligation of the Plan is $184.2 million, of which $6.8 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet at December 31, 2017 is $13.4 million, of which $0.5 million relates to the Company and is included in accrued pension costs on the Company's balance sheet.

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax deferred salary deductions for

eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2017 were $1.5 million.

In 2017, in connection with the Pension Plan freeze, the Company amended its 401(k) plan to permit employer discretionary nonelective contributions to eligible participants. For the 2017 plan year, the Company approved a discretionary nonelective contribution in an amount equal to 4% of such participant's eligible compensation. These contributions, which were expensed over the service period in 2017, totaled $5.5 million, of which $734 thousand related to the Company, and are expected to be funded and allocated to participant accounts during the first quarter of 2018.

(8) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $21.2 million that was $19.4 million in excess of its required net capital of $1.8 million. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1.0 at December 31, 2017. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

(9) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i).

(10) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant and have no purchase price. These awards have historically vested over four years in $33^{1/3}$% increments on the second, third and fourth anniversaries of the grant date; however, awards granted on or after December 31, 2016 vest in 25% increments on the anniversary of the grant date. Beginning in 2017, the Company established a Cash Settled RSU Plan (the "RSU Plan"), which allows the Company to grant cash-settled restricted stock units ("RSUs") to attract and retain key personnel and enable them to participate in the long-term growth of the Company. Unvested RSUs have no purchase price and vest in 25% increments over four years, beginning on the first anniversary of the grant date. On the vesting date, RSU holders receive a lump sum cash payment equal to the fair market value of one share of the WDR Class A common stock, par value $0.01, for each RSU that has vested, subject to applicable tax withholdings. We treat RSUs as liability-classified awards and, therefore, account for them at fair value based on the closing price of WDR Class A common stock on the reporting date, which results in variable compensation expense over the vesting period. Nonvested shares and nonvested RSU's are forfeited upon the termination of employment with or service to the Company, as applicable, or service on the Board of Directors, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. Since

nonvested RUSs are not shares of Company stock, holders of nonvested RSUs are not entitled to voting rights but are entitled to dividend equivalent payments for each RSU equal to the dividend paid on one share of WDR Class A common stock. The Company pays WDR for expense related to these awards. For the year ended December 31, 2017, the Company recorded share-based compensation expense totaling $1.3 million.

(11) Related Party Transactions

The current amount due to affiliates at December 31, 2017 represents amounts due for administrative and other services. The current amount due from affiliates at December 31, 2017 represents noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products.

Through a revenue sharing allocation plan with affiliates, the Company received $59.2 million from affiliates based on average assets under management during 2017. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. During 2017, the Company incurred $26.8 million in expenses for services provided by affiliates, of which $11.2 million is captured within Underwriting and Distribution expense and $15.6 million is captured within General and Administrative expense. These are based on cost to provide services and do not necessarily represent the cost of these services had they been obtained from a third party.

The Company receives compensation from an affiliate through an intercompany service fee agreement for distribution and other services related to the IGI Funds. Accordingly, during 2017, the Company received $29 thousand which is captured within Revenue Sharing.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy and Ivy VIP Funds by the affiliates. According, during 2017, the Company recorded $38.1 million which is captured within Underwriting and Distribution expense. A portion of these charges were capitalized as deferred sales commissions (note 1).

The Company has agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, for which distribution and service fees are collected from the Funds for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker-dealers, and for providing ongoing services to shareholders of the Funds. During 2017 the Company received $124.7 million for services provided or related to the Funds, which is captured within Underwriting and Distribution fees.

The Company has a parental support agreement to continue to receive capital contributions in the future (note 1).

(12) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2017, four firms were responsible for approximately 37% of the Company's mutual fund sales.

Of the Company's total revenue, 6.5% is earned from transactions with the Ivy Asset Strategy Fund. A decline in the performance of this mutual fund, or the securities markets in general, could have an adverse effect on the Company's revenues.

(13) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies Topic."* These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes must be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict.

(14) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.